PROSPECTUS SUPPLEMENT NO. 3               FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED JUNE 15, 2006)       REGISTRATION NO. 333-134063

                           U.S. HELICOPTER CORPORATION
                        33,847,046 SHARES OF COMMON STOCK

      This prospectus supplement supplements the prospectus dated June 15, 2006, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 33,847,046 shares of common stock of U.S. Helicopter Corporation ("U.S. Helicopter" or the "Company").

      On November 10, 2006, we entered into a Securities Purchase Agreement (the "November SPA") with Cornell Capital Partners, LP ("Cornell Capital") pursuant to which we agreed to issue a secured convertible debenture to Cornell Capital in the principal amount of $2,750,000 (the "$2,750,000 Debenture"), with funding to occur no later than November 30, 2006. The $2,750,000 Debenture will mature 36 months after issuance and will accrue interest at 8% per year which will be payable in shares of our common stock at the lower of $1.45 per share or 95% of the lowest daily volume weighted average price of our common stock ("Fair Market Value") for the 30-day period prior to the interest payment due date.

      The $2,750,000 Debenture will be convertible at Cornell Capital's option into shares of our common stock at a price per share equal to the lower of $1.45 per share or 95% of the Fair Market Value of our common stock for the 30 days prior to the notice of exercise, as adjusted in accordance with the terms of the $2,750,000 Debenture. Cornell Capital's conversion right under the $2,750,000 Debenture will be subject to certain limitations including that Cornell Capital may not convert the $2,750,000 Debenture for a number of shares in excess of that number of shares which, upon giving effect to such conversion, would cause the aggregate number of shares of our common stock beneficially held by Cornell Capital to exceed 4.99% of our then outstanding common stock. In addition, Cornell Capital will agree to not sell any shares that may be acquired under the $2,750,000 Debenture until May 10, 2007. Thereafter, Cornell Capital will limit its resales of our common stock acquired under the $2,750,000 Debenture to $250,000 worth for a period of 30 days if our common stock falls below $1.45 per share for five consecutive trading days (the "Resale Limitation"). The Resale Limitation would not apply upon an event of default as defined in the $2,750,000 Debenture, if waived in writing by us, or to private resales by Cornell Capital. We are required pursuant to the $2,750,000 Debenture to reserve a total of 20% of the maximum number of shares that may be owned by persons who are not U.S. citizens as determined in accordance with U.S. Department of Transportation regulations for issuance pursuant to the $2,750,000 Debenture.

      In addition, in the event we close on any debt or equity financing after the issuance date of the $2,750,000 Debenture, we will be required to use 50% of the net proceeds of such financings to prepay outstanding amounts outstanding under the $2,750,000 Debenture or any other debenture issued by us to Cornell Capital. If amounts to be prepaid by us do not total at least the equivalent of $70,000 per month beginning on April 1, 2007, we must prepay the difference to match such amount up to $2,000,000. No further prepayments will be required once we prepay a total of $2,000,000.

      We have agreed to grant a security interest to Cornell Capital covering substantially all of our assets to secure our obligations under the $2,750,000 Debenture pursuant to an Amended and Restated Security Agreement. Pursuant to the November SPA, we also agreed to issue to Cornell Capital warrants (the "New Warrants") to purchase a total of 2,000,000 shares of our common stock with the following exercise prices: $1.20 per share (as to 500,000 warrants); $1.35 per share (as to 500,000 warrants); $1.50 per share (as to 500,000 warrants); and $1.65 per share (as to 500,000 warrants).

      In connection with the November SPA, we also entered into an Investor Registration Rights Agreement whereby we have agreed to register no later than 120 days after the closing date up to 6,875,000 shares that may be acquired under the $2,750,000 Debenture and the 2,000,000 shares that may be issued pursuant to the New Warrants.

      This prospectus supplement should be read in conjunction with the prospectus dated June 15, 2006, and the prospectus supplements dated June 22, 2006 and October 25, 2006, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated June 15, 2006 or the prospectus supplements dated June 22, 2006 and October 25, 2006.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 17, 2006


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